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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

International Game Technology
(Name of Subject Company (issuer))

International Game Technology
(Name of Filing Person (offeror))

Zero-Coupon Convertible Debentures due January 29, 2033
(Title of Class of Securities)

459902AK8
459902AL6
(CUSIP Number of Class of Securities)

David J. Johnson, Esq.
Executive Vice President and General Counsel
International Game Technology
9295 Prototype Drive
Reno, Nevada 89521
(775) 448-7777
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing persons)

copy to:
J. Jay Herron, Esq.
Loren J. Weber, Esq.
O'Melveny & Myers LLP
610 Newport Center Drive, Suite 1700
Newport Beach, California 92660
(949) 760-9600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$606,971,832	$64,946***

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of the entire outstanding principal amount at maturity of Zero-Coupon Convertible Debentures due January 29, 2033 of International Game Technology for newly-issued Zero-Coupon Convertible Debentures due January 29, 2033. The transaction valuation is based on the March 9, 2006 accreted value of the outstanding debentures.

**
The amount of the filing fee, calculated in accordance with Section 13(e)(1) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

***
Previously paid.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.
  ☒
  issuer tender offer subject to Rule 13e-4.
  ☐
  going-private transaction subject to Rule 13e-3.
  ☐
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 to Schedule TO (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule TO (the "Schedule TO") filed by International Game Technology, a Nevada corporation (the "Company"), with the Securities and Exchange Commission on February 8, 2006. This Amendment relates to the offer by the Company to exchange (the "Exchange Offer") $1,000 principal amount at maturity of the Company's Zero-Coupon Convertible Debentures due January 29, 2033 (the "New Debentures") and an exchange fee of $1.56 for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Zero-Coupon Convertible Debentures due January 29, 2033 of the Company (the "Old Debentures"). This Amendment amends and supplements the Schedule TO as set forth below.

        The Exchange Offer is made upon the terms and subject to the conditions contained in the offering memorandum dated February 8, 2006 (as may be amended or supplemented from time to time, the "Offering Memorandum") and the related Letter of Transmittal, which were previously filed as exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. The Offering Memorandum and the related Letter of Transmittal are incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        This Amendment is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

ITEMS 1 THROUGH 10.

        Item 1. Summary Term Sheet, Item 2. Subject Company Information, Item 3. Identity and Background of Filing Person, Item 4. Terms of the Transaction, Item 6. Purpose of the Transaction and Plans or Proposals, Item 7. Source and Amount of Funds or Other Consideration and Item 10. Financial Statements of the Schedule TO, each of which incorporate by reference the information contained in the Offering Memorandum that was filed as Exhibit (12)(a)(1)(i) to the Schedule TO, are hereby amended as follows:

          1.     Item 6 of the Schedule TO is amended by the addition of the following paragraph:

    "The Company currently has no plans, proposals or negotiations that relate to or would result in any of the events described in Item 1006(c) of Regulation M-A issued under the Securities and Exchange Act of 1934."

          2.     The second sentence of the fourth to last paragraph on the cover page of the Offering Memorandum (beginning "We reserve the right to extend or terminate...") is amended and restated to read in its entirety as follows:

    "We reserve the right to extend or amend the Exchange Offer in our sole discretion. We may terminate the Exchange Offer if any of the conditions listed in "The Exchange Offer—Conditions" occur, or the occurrence thereof has not been waived by us in our sole discretion."

          The second paragraph on page 25 of the Offering Memorandum is amended by the addition of the following parenthetical after the words "(3) terminate the Exchange Offer":

    "(if any of the conditions listed in "The Exchange Offer—Conditions" occur, or the occurrence thereof has not been waived by us in our sole discretion)"

          The second sentence under the heading "Q: What are the conditions to the completion of the Exchange Offer?" on page 4 of the Offering Memorandum under the section "SUMMARY TERM SHEET" (beginning "Most significantly, we must not have terminated...") is deleted in its entirety.

          3.     The two paragraphs under the heading "Q: Why are we making the Exchange Offer?" on page 3 of the Offering Memorandum under the section "SUMMARY TERM SHEET" are amended and restated to read in their entirety as follows:

            "A: Our decision to conduct this Exchange Offer was prompted primarily by our desire to incorporate a net share settlement provision that would require us to settle a conversion of the Debentures in cash for the accreted principal amount and in common shares for any conversion obligation in excess of the accreted principal amount. This will have the effect of minimizing the actual share dilution associated with conversions of the Debentures.

            We currently use the "if converted" method of accounting and used this method prior to the adoption of EITF 04-8. EITF 04-8 became effective for all reporting periods ending after December 15, 2004. The Debentures include a market price contingent conversion feature (i.e., the Debentures cannot be converted by a holder until specified market price triggers are met). Prior to the adoption of EITF 04-8, no shares underlying the Old Debentures were included in our diluted earnings per share calculations unless the market price contingency was reached. However, with the adoption of EITF 04-8, the market price contingent conversion feature is effectively ignored for purposes of calculating our diluted earnings per share, and since the Old Debentures provided for the delivery of shares in all cases, we have been accounting for the Old Debentures under the "if converted" method (which provides that all shares underlying the Debentures be included when calculating our diluted earnings per share results).

            By providing for net share settlement of the New Debentures in all cases, we will, pursuant to EITF 90-19 and EITF 04-8, account for the New Debentures under the "treasury stock equivalent" method. Under the "treasury stock equivalent" method of calculating diluted earnings per share, we will include the number of shares equal in value to the total conversion value of the New Debentures minus the then accreted principal amount, significantly reducing the share dilution associated with the Debentures. The inclusion of net share settlement, and the resulting settlement benefits and accounting treatment, may make leaving the New Debentures outstanding more attractive relative to the Old Debentures.

            For a more detailed description of the accounting treatment, see "The Exchange Offer—Purpose and Accounting Effects of the Exchange Offer."

          The section "THE EXCHANGE OFFER" of the Offering Memorandum is amended by the addition of the following text at the end of such section:

          "Purpose and Accounting Effects of the Exchange Offer

            The purpose of the Exchange Offer is to include a net share settlement conversion feature in our convertible debt obligations. The net share settlement feature will allow us to satisfy our obligation due upon conversion to holders of the New Debentures in cash for the accreted principal amount and in common shares for any conversion obligation in excess of the accreted principal amount, reducing the share dilution associated with conversion of the New Debentures. This feature also limits the dilutive impact of the Debentures on our diluted earnings per share as the required methods for calculating the impact vary under the Old Debentures and New Debentures. The dilutive impact is calculated for the New Debentures using the "treasury stock equivalent" method and for the Old Debentures using the "if converted" method.

            As described more fully in "Summary Description of the Debentures and the Exchange Offer—Conversion Rights", the Debentures are convertible under certain circumstances, including during certain periods in which the market price condition for convertibility has been met. Prior to the issuance of EITF 04-8, the Old Debentures were included in diluted earnings per share using the "if converted" method only when one of the contingent conversion features was satisfied, such as for periods in which the market price condition for convertibility was met. In October 2004, the FASB issued EITF 04-8, The Effect of Contingently Convertible Debt on Diluted Earnings per Share, requiring us to include the convertible shares using the "if converted" method from the date of issuance regardless of whether the market price contingent conversion feature had been met. EITF 04-8 was effective for fiscal periods ending after December 15, 2004; accordingly, the financial statements incorporated by reference into this document reflect the impact of this accounting pronouncement. Application of the "if converted" method under EITF 04-8 resulted in the inclusion of 20.5 million shares in the calculation of our diluted earnings per share for each reporting period since the date of issuance.

            The terms of the New Debentures require us to settle our obligation due upon conversion in cash for the accreted principal amount and in common shares for any conversion obligation in excess of the accreted principal amount. As such, EITF 90-19 and EITF 04-8 require us to use the "treasury stock equivalent" method for calculating diluted earnings per share. Under this method, IGT's diluted shares outstanding will reflect only the shares issuable to settle the conversion obligation assuming conversion at period-end. Consequently, the New Debentures will result in a lower diluted share count and higher diluted earning per share in the future.

            The exchange of the Old Debentures for the New Debentures will have no impact on prior periods, thus the prior period diluted earnings per share will be unaffected. Reported diluted earnings per share for fiscal 2005 and the first quarter ended December 31, 2005 was $1.20 and $0.34, respectively, as calculated using the "if converted" method. If the proposed New Debentures had been in existence for all of fiscal 2005, diluted earnings per share for the fiscal year and the first quarter would have been $1.24 and $0.35, respectively, as calculated using the "treasury stock equivalent" method. Additionally, there would have been no material impact on our statement of income, balance sheet, book value per share or ratio of earnings to fixed charges for our most recent fiscal year ended September 30, 2005 or our first quarter ended December 31, 2005."

          4.     The section "SUMMARY DESCRIPTION OF THE DEBENTURES AND THE EXCHANGE OFFER—The New Debentures—Conversion Rights" on pages 11-13 of the Offering Memorandum is amended by the addition of the following paragraph at the end of such section:

    "We do not believe that the cash payment upon conversion of the New Debentures as described above will have a material effect on our liquidity and capital resources. We intend to finance the cash required to be paid upon conversion of the New Debentures by using cash on hand and the borrowings available under our revolving credit agreement. As of December 31, 2005, we have $2.3 billion available for direct borrowing under our $2.5 billion revolving line of credit."

          5.     The first sentence in the section entitled "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS" on page 2 of the Offering Memorandum is revised to delete the words "within the meaning of the Private Securities Litigation Reform Act of 1995. These statements" and replace them with "that" in the first paragraph of such section.

          6.     The last sentence in the second paragraph of the section entitled "CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS" on page 2 of the Offering Memorandum is amended and restated to read in its entirety as follows:

    "Except as required by applicable law or regulation, we do not undertake any obligation to update our forward-looking statements to reflect future events or circumstances."

          7.     The first bullet point in the section "Conditions" on pages 23-24 of the Offering Memorandum under the section "THE EXCHANGE OFFER" is amended by the deletion of the words ", threatened" and "or might."

          The third and fourth bullet points in the section "Conditions" on page 24 of the Offering Memorandum under the section "THE EXCHANGE OFFER" are each amended by the deletion of the words "or might."

          The fifth bullet point in the section "Conditions" on page 24 of the Offering Memorandum under the section "THE EXCHANGE OFFER" is amended by the replacement of the word "could" with the word "would."

          The third to last bullet point in the section "Conditions" on page 24 of the Offering Memorandum under the section "THE EXCHANGE OFFER" is amended by the replacement of the word "might" with the word "would."

          The second to last bullet point in the section "Conditions" on page 24 of the Offering Memorandum under the section "THE EXCHANGE OFFER" is amended by the addition of the following text after the word "citizens":

    ", in each case that, in our reasonable judgment, would prohibit, prevent, restrict or delay consummation of the Exchange Offer, or that is, or is reasonably likely to be, materially adverse to our business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects"

          The fifth bullet point after the heading "Conditions of the Exchange Offer" on page 8 of the Offering Memorandum under the section "SUMMARY DESCRIPTION OF THE DEBENTURES AND THE EXCHANGE OFFER" is amended by the addition of the following text after the word "citizens":

    ", that would adversely affect our ability to consummate the Exchange Offer or that would have a material adverse effect on us"

          8.     The first paragraph under the heading "Withdrawal of Tenders" on page 29 of the Offering Memorandum under the section "THE EXCHANGE OFFER" is amended by the addition of the following text after the first sentence:

    "In addition, you may withdraw your tender of Old Debentures not accepted for exchange after the expiration of 40 business days from the commencement of the Exchange Offer."

          9.     The title of the section "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" is amended by the replacement of the word "CERTAIN" with the word "MATERIAL." Corresponding revisions are made to the Table of Contents to the Offering Memorandum and to the cross-references to this section under the heading "Q: Will you be subject to tax on your exchange of Old Debentures for New Debentures pursuant to the Exchange Offer?" on page 5 of the Offering Memorandum in the section entitled "SUMMARY TERM SHEET"; under the heading "Certain United States Tax Consequences" on page 9 of the Offering Memorandum under the section "SUMMARY DESCRIPTION OF THE DEBENTURES AND THE EXCHANGE OFFER"; and under the heading "The U.S. federal income tax consequences of the exchange of the Old Debentures for the New Debentures are unclear" on page 17 of the Offering Memorandum under the section "RISK FACTORS—Risks Relating to the Exchange Offer."

          The heading "Certain United States Tax Consequences" on page 9 of the Offering Memorandum under the section "SUMMARY DESCRIPTION OF THE DEBENTURES AND THE EXCHANGE OFFER" is amended by the replacement of the word "Certain" with the word "Material."

          The first sentence of the section "CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" is amended by the replacement of the word "certain" with the word "the."

          10.   The second full paragraph in the section entitled "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" (beginning "In addition, all documents that we file with the SEC...") on page 58 of the Offering Memorandum is deleted in its entirety.

          11.   The following text is added to Item 10:

      "(c)  The information under the heading "Capitalization" in the Offering Memorandum is incorporated herein by reference in response to this Item 10(c) of this Issuer Tender Offer Statement on Schedule TO."

          12.   The section "CAPITALIZATION" of the Offering Memorandum is amended by the addition of the following text at the end of such section:

"Summary Consolidated Financial Data

        The following summary consolidated financial data should be read in conjunction with Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations presented in our Annual Report on Form 10K for the fiscal year ended September 30, 2005, and our Quarterly Report on Form 10Q for the quarters ended December 31, 2005 and 2004, as well as the notes to the financial statements presented in each, which are incorporated by reference to this Tender Offer Statement on Schedule TO.

	Quarters ended December 31,		Years Ended September 30,
	2005	2004	2005	2004
	(in millions, except per share amounts and ratios)
Revenues	$616.2	$641.2	$2,379.4	$2,484.7
Gross profit	332.0	313.0	1,190.7	1,319.2
Income from continuing operations(1)	120.6	122.4	436.5	429.8
Net income(1,2)	120.6	122.4	436.5	488.7
Basic earnings per share
Continuing operations	$0.36	$0.35	$1.27	$1.24
Net income	0.36	0.35	1.27	1.41
Diluted earnings per share
Continuing operations	$0.34	$0.33	$1.20	$1.17
Net income	0.34	0.33	1.20	1.32
Current assets	$1,484.8	$1,662.6	$1,437.2	$1,509.7
Noncurrent assets	2,319.0	2,346.8	2,427.2	2,363.3
Current liabilities	1,172.0	590.2	1,217.6	560.0
Noncurrent liabilities	621.8	1,340.4	741.1	1,336.4
Convertible debt(3)	605.0	594.4	602.2	591.8
Long-term debt	200.0	200.0	200.0	200.0
Stockholder's equity	2,010.0	2,078.8	1,905.7	1,976.6
Ratio of earnings to fixed charges	22.34	16.09	22.90	10.58
Book value per share	$5.97	$5.99	$5.64	$5.71

(1)
Fiscal 2004 includes pretax reductions of: $127.9 million ($81.4 million after tax or $0.22 per diluted share) for losses on early retirement of debt.

(2)
Certain operations acquired with Anchor were sold or held for sale, and therefore reclassified, including gain/loss on sale, to discontinued operations for all periods presented. Fiscal 2004 includes gain on sale of $56.8 million after tax.

(3)
Convertible debt is presented net of unamortized discount."

          13.   The table under the heading "RATIO OF EARNINGS TO FIXED CHARGES" on page 22 of the Offering Memorandum is amended and restated as follows:

Fiscal Quarter Ended		Fiscal Year Ended
December 31, 2005	December 31, 2004	September 30, 2005	September 30, 2004	September 30, 2003	September 28, 2002	September 29, 2001
22.34x	16.09x	22.90x	10.58x	7.18x	5.49x	4.88x

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2006

INTERNATIONAL GAME TECHNOLOGY
By:	/s/ MAUREEN T. MULLARKEY
	Name:	Maureen T. Mullarkey
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

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  ITEMS 1 THROUGH 10.
SIGNATURE